UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  )*

ATN International, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

00215F 107
(CUSIP Number)

April 11, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person. Cornelius B. Prior, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]
3	SEC Use Only
4	Source of Funds (See Instructions): PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With			7	Sole Voting Power 4,184,230
			8	Shared Voting Power 366,924
			9	Sole Dispositive Power 4,184,230
			10	Shared Dispositive Power 366,924
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,154 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.4%
14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

EXPLANATORY NOTE:

Mr. Prior previously reported his beneficial ownership of the shares of Common Stock (as defined below) on a Schedule 13G, most recently amended on February 9, 2023, pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Statement on Schedule 13D (this “Schedule 13D”) is being filed because, effective April 11, 2023, Mr. Prior was appointed as trustee of the Prior Family Foundation (the “Foundation”) and, therefore, Mr. Prior is now deemed to beneficially own the shares owned by the Foundation. Because the Foundation holds shares of Common Stock exceeding 2% of the shares of Common Stock outstanding, Mr. Prior no longer qualifies to file on Schedule 13G pursuant to Rule 13d-1(d). Therefore, Mr. Prior is filing this Schedule 13D pursuant to Rule 13d-1(a) under the Act.

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value .01 per share (the “Common Stock”) of ATN International, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 500 Cummings Center, Beverly, MA 01915.

Item 2. Identity and Background

(a)  This Schedule 13D is being filed on Cornelius B. Prior, Jr. Mr. Prior disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein, and the inclusion of such securities in this report shall not be deemed an admission of beneficial ownership for any purpose.

(b)  The business address of Mr. Prior is 5521 Curacao Gade, St. Thomas, Virgin Islands 00802.

(c)  The principal occupation of Mr. Prior is retired.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding neither was nor is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Prior is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

All of the shares of Common Stock beneficially owned by Mr. Prior (“Directly Owned Shares”) were acquired (i) in connection with the founding of the Company, (ii) in connection with investing additional capital in the Company prior to its initial public offering, (iii) open market purchases. The source of the funds for the Directly Owned Shares was from personal funds. No part of the purchase price was borrowed for the purpose of acquiring such securities.

All of the shares of Common Stock held by Tropical Aircraft Co. and the Foundation were acquired as a result of a gift or contribution from Mr. Prior. All of the shares of Common Stock held by Mrs. Prior were acquired through open market purchases.

On April 11, 2023, Mr. Prior acquired beneficial ownership of the shares of Common Stock held by the Foundation as a result of his appointment as a trustee of the Foundation. No consideration was paid in connection with his appointment.

Item 4. Purpose of Transaction

The acquisition of beneficial ownership of the shares of Common Stock held by the Foundation was a result of Mr. Prior’s appointment as trustee of the Foundation.

Except as described in this Schedule 13D, Mr. Prior does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, Mr. Prior, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer

(a)  Mr. Prior is the beneficial owner of 4,551,154 shares of Common Stock, consisting of: 4,176,003 shares of Common Stock held directly by Mr. Prior, 8,227 shares of Common Stock held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President; 500 shares of Common Stock held by Gertrude J. Prior, Mr. Prior’s wife; and 366,424 shares of Common Stock held by the Prior Family Foundation, a charitable trust for which Mr. Prior serves as co-trustee.

The percentage calculation herein is based upon the statement in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2024, that there were 15,481,207 shares of Common Stock of the Issuer outstanding as of March 15, 2024.

(b)  Mr. Prior has sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to 4,184,230 shares of Common Stock. Mr. Prior has shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to 366,924 shares of Common Stock.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of Mr. Prior, there are no contracts, arrangements, understandings or relationships between Mr. Prior and any other person with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 7, 2024

/s/ Cornelius B. Prior, Jr.
Cornelius B. Prior, Jr.